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                          January 11, 2024

       Greg Lehmkuhl
       Chief Executive Officer
       Lineage, Inc.
       46500 Humboldt Drive
       Novi, MI 48377

                                                        Re: Lineage, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted on
December 22, 2023
                                                            CIK No. 0001868159

       Dear Greg Lehmkuhl:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 7, 2023 letter.

       DRS/A filed on December 22, 2023

       Prospectus Summary
       Our Growth Strategy
       Same Warehouse Growth, page 17

   1. We note your response to prior comment 1 and updated disclosure. Aside from such non-
                                                        GAAP financial measures
addressed, please ensure that when presenting non-GAAP
                                                        financial measures
throughout your prospectus, you provide with equal or greater prominence the most
directly comparable financial measure calculated and presented in accordance with GAAP.
For instance herein you provide NOI growth on a constant
                                                        currency basis.
Specific to your disclosure on a constant currency basis, ensure your disclosure presents the
historical amounts and amounts in constant currency and
                                                        describes the process
for calculating the constant currency amounts and the basis of
 Greg Lehmkuhl
FirstName  LastNameGreg Lehmkuhl
Lineage, Inc.
Comapany
January 11,NameLineage,
            2024        Inc.
January
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         presentation; refer to Question 104.06 of the Division's Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
Summary Selected Historical and Pro Forma Consolidated Financial and Other Data Non-GAAP Financial Measures, page 35

2. We note your response to prior comment 2 and reissue the comment. We note while you have provided a reconciliation of Total debt, net to Net debt, thereby providing a reconciliation for each component of the non-GAAP financial measure used in the calculation, please revise to also provide the ratio as calculated using the most directly comparable GAAP financial measures.

Transactions with Lineage OP, LLC, page 182

3. We note your response to prior comment 9, as well as your disclosure in the registration statement that legacy investors and Bay Grove will enter into one or more investor rights agreements. Please file these agreements as exhibits to the registration statement.
4. We note your response to prior comment 9. Please tell us supplementally, with a view toward disclosure:
             what will cause any Legacy Class A OP Units to be reclassified into OP units such that any portion of the special distribution rights of BG Cold in respect of Legacy
             Class A OP units will be settled;
             how you will determine whether special distribution rights "may also be settled upon the making of any earlier distributions to the holder of such Legacy Class A OP rights;"
             how you reconcile the statement on page 188 that each Legacy Class A OP Unit will be "economically equivalent to one OP unit" with the "same value and . . . same share of Lineage OP equity as an OP unit," with the statement that the Legacy Class A OP
             Units will have the "same economic characteristics of the former Lineage OP Class A units and Lineage OP Class C units," given that the former Class A and C units do not share the same economic characteristics prior to the reclassification to Legacy
             Class A OP Units;
             clarify what you mean by the statement that the Lineage OP Class A units not owned by the company and their "corresponding" Lineage OP Class C units will be
             "combined" and reclassified into Legacy Class A OP Units. For example, if the
             Lineage OP Class A units and Class C units are held by different holders, it is unclear who would own the Legacy unit after reclassification. If they are held by the same holders (i.e. an individual holder owns both the A and corresponding C), then it is unclear why the C would have the distribution right you describe. We may have further comments upon review of your response.
5. We note that you have revised disclosure to indicate that each Legacy Class A OP
         Unit and Legacy Class B OP Unit are economically equivalent to one OP unit and that
 Greg Lehmkuhl
FirstName  LastNameGreg Lehmkuhl
Lineage, Inc.
Comapany
January 11,NameLineage,
            2024        Inc.
January
Page 3 11, 2024 Page 3
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         they have the same voting rights and voting power as an OP units. Please explain what rights are unique to each of the OP Units, the Legacy Class A and Legacy Class B Units,
         and tell us supplementally, with a view toward disclosure, the purpose of reclassifying into these Legacy Units instead of OP units in the formation transaction. To the extent that they can be reclassified into OP units, please clarify whether it is the company or the holder who has the right to initiate the reclassification, and any other material terms or conditions required to be met in connection with any such reclassification.
Description of Our Capital Stock, page 201

6. We note your response to prior comment 13, as well as the references to contractual repurchases. Please file any such agreement as an exhibit to the registration statement.
Financial Statements
Notes to Consolidated Financial Statements
(1) Significant accounting policies and practices
(q) Revenue recognition, page F-18

7. We note your response to prior comment 16 and await the revised disclosure of your accounting policy for lessor arrangements in a future registration statement amendment.
(2) Capital Structure and Noncontrolling Interests
(g) Convertible Redeemable Noncontrolling Interests   Preference Shares, page
F-21

8. We note your response to our prior comment 18. Please further clarify whether the $308.3 million original amount recognized upon acquisition after adjusting for the $77.1 million partial redemption and $18.2 million effect of foreign currency is greater than the maximum redemption value, including accrued dividends payable. Exhibits

9. We note your response to prior comment 21 and reissue in part. Please file the covenants not to compete for Mr. Forste and Mr. Marchetti, or any other non-compete agreements you may have, as exhibits to the registration statement.
       Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
 Greg Lehmkuhl
Lineage, Inc.
FirstName
January 11,LastNameGreg
                2024          Lehmkuhl
Comapany
Page    4      NameLineage, Inc.
January 11, 2024 Page 4
cc:       Julian Kleindorfer, Esq.
FirstName LastName